Exhibit 12.c

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,394	$503	$1,364	$977	$762
Fixed charges as defined	412	416	369	357	347
Capitalized interest	—	—	—	(4)	(9)
Preference security dividend requirement	(27)	(24)	(26)	(25)	(25)

Total earnings, as defined	$1,779	$895	$1,707	$1,305	$1,075

Fixed charges, as defined:
Interest charges	368	$376	$330	$320	$311
Preference security dividend requirement	27	24	26	25	25
Rental interest factor	17	16	13	12	11

Total fixed charges, as defined	$412	$416	$369	$357	$347

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.32	2.15	4.63	3.66	3.10